ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

February 15, 2022

Benjamin J.G. Ruano T: 617-951-7914 F: 617-235-7441 benjamin.ruano@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Deborah O‘Neal

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932)

Responses to Comments on Post-Effective Amendment No. 133

Dear Ms. O‘Neal,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds” or the “Registrant”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided on December 29, 2021, regarding Post-Effective Amendment No. 133 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 135 under the Investment Company Act of 1940, as amended (the “1940 Act”) to Artisan Partners Funds’ Registration Statement on Form N-1A (the “Amendment”). Artisan Partners Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act on November 10, 2021 for the purpose of registering Artisan Emerging Markets Debt Opportunities Fund and Artisan Global Unconstrained Fund (each, a “Fund” and together, the “Funds”), each a new series of Artisan Partners Funds. To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in a further amendment to Artisan Partners Funds’ Registration Statement filed pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Comments Applicable to the Funds—Prospectus:

1.	Comment: Please provide the completed Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of each Prospectus in advance of filing the 485(b) Amendment.

Response: Please see the completed “Fees and Expenses of the Fund” section attached hereto as Appendix A (for Artisan Emerging Markets Debt Opportunities Fund) and Appendix B (for Artisan Global Unconstrained Fund).

2.	Comment: Please provide the completed Management Fees table in the “Organization, Management and Management Fees” section of the Prospectus in advance of filing the 485(b) Amendment.

Response: Please see the completed “Management Fees” sub-section and related table attached hereto as Appendix C.

3.

Comment: Please confirm whether Artisan Partners Limited Partnership (“Artisan Partners”), the Funds’ investment adviser, can recoup any fees or expenses waived or reimbursed under the expense limitation arrangements with respect to each Fund.

Response: The Registrant confirms that Artisan Partners has no contractual right to recoup fees or expenses that have been waived or reimbursed under its expense limitation arrangements with the Funds.

4.	Comment: Please confirm that expenses relating to short selling will be reflected in the Annual Fund Operating Expenses table for each Fund.

Response: The Registrant confirms that, to the extent that a Fund engages in short selling, the expenses associated with the short selling will be reflected in the Annual Fund Operating Expenses table and expense example in accordance with the requirements of Form N-1A.

5.

Comment: The Staff notes that each Fund’s Principal Investment Strategies disclosure states that the Fund may utilize investment leverage or otherwise enter into derivatives transactions that have the effect of creating investment leverage. Please clarify the extent to which each Fund expects to use investment leverage.

Response: The Registrant respectfully notes that neither Fund currently has a specific target with respect to the use of investment leverage in its portfolio, but each may obtain investment leverage from time to time as a principal investment strategy, including through the use of derivatives, in a manner consistent with Section 18 of the 1940 Act and the rules thereunder. Accordingly, the Funds believe that their current disclosure is appropriate.

Comments Applicable to Emerging Markets Debt Opportunities Fund:

6.

Comment: Please confirm that derivatives used by the Fund will be determined daily on a marked-to-market basis for the purpose of determining compliance with the Fund’s 80% test pursuant to Rule 35d-1 under the 1940 Act.

Response: For purposes of determining compliance with its 80% test pursuant to Rule 35d-1 under the 1940 Act, the Fund may account for a derivative position by reference to either its market value or to some measure of its notional value (e.g., gross, delta-adjusted), depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Registrant believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, the Fund might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 test. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. As a further example, in the event a Fund is the seller of a credit default swap, the Fund may use the notional value of the credit default swap for certain purposes, because the potential performance impact of such a holding would be viewed as tied to its notional value, rather than its market value.

7.	Comment: Please disclose whether the Fund will have significant investment exposure to a particular region or country.

Response: While the Fund is not limited in the percentage of its assets that it may invest in any one geographic region or country and, therefore, may have significant investment in a particular region or country, it does not currently intend to maintain significant investment exposure to a particular region or country. Accordingly, the Registrant believes that current disclosure is adequate and compliant with Form N-1A in this regard and respectfully declines to make the requested change.

Comments Applicable to Global Unconstrained Fund:

8.

Comment: Please add disclosure to the Fund’s Principal Investment Strategies that suggests that the Fund’s portfolio will be invested throughout the world. For example, the Fund could have a policy that, under normal market circumstances, it will invest significantly (i.e., 40% of the Fund’s assets, or 30% during unfavorable conditions) in companies outside of the U.S. or doing business outside of the U.S.

Response: As suggested in Release No. 24828, the Commission release adopting Rule 35d-1 under the 1940 Act, the use of the terms “international” and “global” in a fund’s name “connote diversification among investments in a number of different countries throughout the world.” The Registrant respectfully submits that the current disclosure that the Fund intends to employ “a fundamental investment process to construct a differentiated portfolio of securities, derivatives and other instruments that offer long and short exposures around the world” and to invest without limit in securities and other instruments of US and non-US issuers, including issuers economically tied to emerging market countries, taken together, makes clear that the Fund intends to be diversified among investments in a number of different countries throughout the world and therefore is consistent with the connotation of the term “global.” Accordingly, no changes have been made in response to this comment.

9.

Comment: Please clarify what it means to say that “[t]he Fund’s use of derivatives is frequently extensive.” For example, does this mean that there will be a high degree of turnover, investment exposure or types of derivatives used?

Response: The Registrant notes that current derivatives-related disclosure in the Fund’s Principal Investment Strategies provides a comprehensive list of the types of derivatives in which the Fund may invest for a wide range of purposes, as follows:

The Fund expects to achieve certain exposures primarily through derivative transactions. These derivatives include, without limitation, forward foreign currency exchange contracts; futures on securities, indices, currencies, commodities, swaps and other investments; options; and swaps, including interest rate swaps, cross-currency swaps, total return swaps and credit default swaps, which may have the effect of creating investment leverage. The Fund may use derivatives to seek to enhance total return, to hedge against fluctuations in securities prices, interest rates or currency exchange rates, to change the effective duration of its portfolio, to manage certain investment risks, for speculation purposes to gain certain types of exposures and/or as a substitute for the purchase or sale of securities, currencies or commodities. The Fund may also utilize derivatives to take short positions in underlying assets and non-USD currencies to hedge certain risk factors. The Fund intends to use all or a portion of the proceeds from its short positions to take additional long positions or otherwise use in a manner consistent with its investment guidelines. The Fund’s use of derivatives is frequently extensive.

The Registrant respectfully believes that, in the context of the foregoing, the Fund’s disclosure that “[t]he Fund’s use of derivatives is frequently extensive” accurately and adequately expresses that the Fund’s exposure to derivatives positions may represent a significant portion of the Fund’s total assets and that the Fund has the flexibility to use a wide range of derivatives.

Comment Applicable to the Funds—SAI

10.

Comment: Please revise disclosure in the “Investment Techniques and Risks—China-Related Investments” section to align with the responses provided by the Registrant in connection with supplemental comments delivered by the Staff on November 9, 2021, which correspondence was filed on November 24, 2021.

Response: The Funds confirm that the requested changes will be reflected in the 485(b) Amendment.

* * * * *

Please do not hesitate to call me at 617-951-7914 if you have any questions or require additional information.

Regards,

/s/Benjamin J.G. Ruano
Benjamin J.G. Ruano

CC:	Sarah A. Johnson
Laura E. Simpson
Timothy A. Kahn
John M. Loder

Appendix A –Emerging Markets Debt Opportunities Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

	Investor	Advisor	Institutional
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Exchange Fee	None	None	None
Redemption Fee (as a percentage of amount redeemed or exchanged within 90 days or less)	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor	Advisor	Institutional
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	None	None
Other Expenses[1]	0.64	0.50	0.40
Total Annual Fund Operating Expenses	1.39	1.25	1.15
Fee Waiver and Expense Reimbursement[2]	0.14	0.10	0.05
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.25	1.15	1.10

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2 Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.25% of the average daily net assets of Investor Shares, 1.15% of the average daily net assets of Advisor Shares and 1.10% of the average daily net assets of Institutional Shares. This contract continues through 31 January 2024.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor	$127	$426
Advisor	$117	$387
Institutional	$112	$360

Appendix B –Global Unconstrained Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

	Investor		Advisor		Institutional
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Exchange Fee	None		None		None
Redemption Fee (as a percentage of amount redeemed or exchanged within 90 days or less)	2.00%		2.00%		2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Investor		Advisor		Institutional
Management Fees	0.95%		0.95%		0.95%
Distribution (12b-1) Fees	None		None		None
Total Other Expenses[1]	0.73		0.59		0.49
Other Operating Expenses[1]		0.64		0.50		0.40
Interest Expense[1]		0.09		0.09		0.09
Total Annual Fund Operating Expenses	1.68		1.54		1.44
Fee Waiver and Expense Reimbursement[2]	0.14		0.10		0.05
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.54		1.44		1.39

1 “Total Other Expenses,” “Other Operating Expenses” and “Interest Expense” are based on estimated amounts for the current fiscal year.

2 Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.45% of the average daily net assets of Investor Shares, 1.35% of the average daily net assets of Advisor Shares and 1.30% of the average daily net assets of Institutional Shares. This contract continues through 31 January 2024.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor	$157	$516
Advisor	$147	$477
Institutional	$142	$451

Appendix C

Management Fees

Each Fund pays a management fee to Artisan Partners for serving as its investment adviser and providing administrative services. The annual fee is determined as a percentage of average daily net assets and is accrued daily and paid a monthly fee computed on average daily net assets as set forth below.

Fund	Annual Rate of Fee	Asset Base
	0.750%	up to $1 billion
	0.725%	$1 billion up to $2 billion
Emerging Markets Debt Opportunities Fund	0.700%	$2 billion up to $3.5 billion
	0.675%	$3.5 billion up to $5 billion
	0.650%	Over $5 billion
	0.950%	up to $1 billion
	0.925%	$1 billion up to $2 billion
Global Unconstrained Fund	0.900%	$2 billion up to $3.5 billion
	0.875%	$3.5 billion up to $5 billion
	0.850%	Over $5 billion

Artisan Partners has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed the percentages of average daily net assets indicated below. This contract continues through 31 January 2024.

Fund	Expense Limit as a % of Average Daily Net Assets
Emerging Markets Debt Opportunities Fund – Investor Shares	1.25%
Emerging Markets Debt Opportunities Fund – Advisor Shares	1.15%
Emerging Markets Debt Opportunities Fund – Institutional Shares	1.10%
Global Unconstrained Fund – Investor Shares	1.45%
Global Unconstrained Fund – Advisor Shares	1.35%
Global Unconstrained Fund – Institutional Shares	1.30%

The management fee and other expenses related to each Fund’s operations are reflected in its net asset value.

A discussion regarding the basis for the initial approval by the board of directors of the investment advisory contract for the Funds is expected to be available in Artisan Partners Funds’ 31 March 2022 semiannual report to shareholders.